SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Affiliated Computer Services, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
008190100
(CUSIP Number of Class of Securities Underlying Options to Purchase Class A Common Stock)
William L. Deckelman, Jr.,
Executive Vice President and General Counsel
Affiliated Computer Services, Inc.
2828 North Haskell
Dallas, Texas 75204
(214) 841-6111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:

Frank Bayouth	Neil Leff
Skadden, Arps, Slate, Meagher & Flom LLP	Jeffrey W. Tindell
1000 Louisiana Street	Skadden, Arps, Slate, Meagher & Flom LLP
Suite 6800	4 Times Square
Houston, Texas 77002-5026	New York, NY 10036-6522
(713) 655-5100	(212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$36,458,000	$1,119.26

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,696,150 shares of Class A common stock of Affiliated Computer Services, Inc. having an aggregate value of $36,458,000 as of June 15, 2007 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Affiliated Computer Services, Inc., a Delaware corporation (“ACS” or the “Company”), to amend certain options (the “Eligible Options”) to purchase an aggregate of 1,696,150 shares of the Company’s Class A common stock. The Eligible Options include options that (i) have been granted by the Company under its 1997 Stock Incentive Plan, as amended (the “Plan”); (ii) have exercise prices per share that were less, or may have been less, than the fair market value per share of ACS on the revised measurement dates for such options, as determined by the Company for accounting and tax purposes (with respect to each such option, the “measurement date”); (iii) were unexercised and unvested, either in whole or in part, as of January 1, 2005; (iv) are outstanding as of the expiration time of the Offer; and (v) are held by individuals who (x) are employed by the Company through the expiration time of the Offer (other than any executive officer or director) and (y) are subject to income taxation in the United States.
     Eligible participants may elect to (i) amend Eligible Options to increase the exercise price per share to the fair market value of the Company’s Class A common stock on the respective option’s measurement date (the “New Exercise Price”) and (ii) receive a cash payment equal to the difference between the New Exercise Price per share of each amended option and the original exercise price per share of such amended option, multiplied by the number of unexercised shares of the Company’s Class A common stock subject to such amended option. This payment will be made on or before the Eligible Option Holder’s (as defined below) first regular payroll date in January 2008. Promptly following the expiration of the Offer, the Company is providing each Eligible Option Holder with an “Amendment to Stock Option Agreement and Promise to Make Cash Payment” evidencing the amendment of the options each such Eligible Option Holder elected to amend and each such Eligible Option Holder’s right to receive the related cash payment. The cash payment will not be subject to any vesting conditions. All cash payments will be subject to applicable tax withholding.
     The amendment of the Eligible Options will be made pursuant to the terms and conditions set forth in: (i) the Offer to Amend Eligible Options, dated June 18, 2007 (the “Offer to Amend”); (ii) the related letter from Lynn Blodgett, dated June 18, 2007; (iii) the Election Form; and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(D), respectively. An “Eligible Option Holder” refers to those individuals who are employees of ACS (other than an executive officer or director) through the expiration time of the Offer, are subject to taxation in the United States and hold Eligible Options that remain outstanding through the expiration time of the Offer.
     The Offer is being made subject to the terms and conditions set forth in the Offer to Amend, as amended or supplemented from time to time, which is filed as Exhibit (a)(1)(A) hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.
Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet and Questions & Answers” in the Offer to Amend is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     ACS is the issuer of the securities subject to the Offer to Amend. The address of the Company’s principal executive office is 2828 North Haskell, Dallas, Texas 75204 U.S.A., and the telephone number at that address is (214) 841-6111.
     (b) Securities.
     This Tender Offer Statement on Schedule TO relates to the Eligible Options. As of June 11, 2007, there were Eligible Options to purchase up to a total of 1,696,150 shares of the Company’s Class A common stock outstanding.

     (c) Trading Market and Price.
     The information set forth in the Offer to Amend under the caption “The Offer” in Section 8 entitled “Price range of shares underlying the options” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.
     Pursuant to General Instruction C to Schedule TO, the information set forth in Schedule A to the Offer to Amend is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Offer to Amend under the captions “Summary Term Sheet and Questions & Answers” and “Risks of Participating in the Offer,” and in the sections under the caption “The Offer” entitled “Eligibility” (Section 1); “Number of options; expiration date” (Section 2); “Purpose of the offer” (Section 3); “Procedures for electing to participate in this offer” (Section 4); “Withdrawal rights and change of election” (Section 5); “Acceptance of options for amendment, issuance of cash payments, and amended options” (Section 6); “Conditions of the offer” (Section 7); “Source and amount of consideration; terms of amended options” (Section 9); “Information concerning ACS” (Section 10); “Status of options amended by us in the offer; accounting consequences of the offer” (Section 12); “Legal matters; regulatory approvals” (Section 13); “Material U.S. income tax consequences” (Section 14); and “Extension of offer; termination; amendment” (Section 15) is incorporated herein by reference.
     (b) Purchases.
     The information set forth in the Offer to Amend under Section 11 entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” under the caption “The Offer” is incorporated herein by reference. The information set forth under the heading “Recent Developments – Consideration of Strategic Alternatives “ in Section 10 entitled “Information concerning ACS” under the caption “The Offer” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
     (a) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Offer to Amend in the sections under the caption “The Offer” entitled “Source and amount of consideration; terms of amended options” (Section 9; “Information concerning ACS” (Section 10) and “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference. The eligible option plan and related option agreements incorporated herein by reference as Exhibits (d)(1) through (d)(3) contain information regarding the subject securities.
     In addition, please see “Significant Developments — Fiscal Year 2006 — Voting Rights of Our Chairman” in Item 7 of the Company’s Annual Report on Form 10-K/A for its fiscal year ended June 30, 2006, and its Current Reports on Form 8-K filed on January 5, 2007 and June 11, 2007, each of which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions & Answers” and in Section 3 entitled “Purpose of the offer” under the caption “The Offer” is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the Offer to Amend under the caption “The Offer” in Section 6 entitled “Acceptance of options for amendment, issuance of cash payments, and amended options” and Section 12 entitled “Status of options amended by us in the offer; accounting consequences of the offer” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Offer to Amend under the heading “Recent Developments – Consideration of Strategic Alternatives “ in Section 10 entitled “Information concerning ACS” under the caption “The Offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the Offer to Amend under the caption “The Offer” in Section 9 entitled “Source and amount of consideration; terms of amended options” is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the Offer to Amend under the caption “The Offer” in Section 7 entitled “Conditions of the offer” is incorporated by reference.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the Offer to Amend under the caption “The Offer” in Section 11 entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the Offer to Amend under the caption “The Offer” in Section 11 entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not applicable.

Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in Schedule B to the Offer to Amend and in the Offer to Amend in the sections under the caption “The Offer” entitled “Information concerning ACS” (Section 10), “Additional information” (Section 17) and “Financial statements” (Section 18) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K/A for its fiscal year ended June 30, 2006, filed with the Securities and Exchange Commission (“SEC”) on February 1, 2007, including all materials incorporated by reference therein, and Item 1 (“Consolidated Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 10, 2007, including all materials incorporated by reference therein, is incorporated herein by reference. ACS’ Annual Report on Form 10-K/A for the year ended June 30, 2006, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, can also be accessed electronically on the SEC’s website at www.sec.gov.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Amend under caption “The Offer” in Section 11 entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” and Section 13 entitled “Legal matters; regulatory approvals” is incorporated herein by reference. ACS is currently in discussions with certain individuals and entities concerning a proposed sale of the Company. The information set forth under the heading “Recent Developments – Consideration of Strategic Alternatives” in Section 10 entitled “Information concerning ACS” under the caption “The Offer” is incorporated herein by reference.
     (b) Other Material Information.
     Please see ACS’ Current Reports on Form 8-K filed with the SEC on January 5, 2007, June 1, 2007, June 4, 2007, and June 11, 2007, each of which is incorporated herein by reference. Please see Note 2 — “Review of Stock Option Grant Practices” of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and the Company’s Form 8-K filed on January 5, 2007, each of which is incorporated herein by reference.
Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Amend Eligible Options, dated June 18, 2007.

(a)(1)(B)	Letter from Lynn Blodgett, dated June 18, 2007.

(a)(1)(C)	Election Form.

(a)(1)(D)	Withdrawal Form.

(a)(1)(E)	E-mail from Lynn Blodgett, dated June 18, 2007.

(a)(1)(F)	Form of Acknowledgment of Receipt of Election Form/Withdrawal Form.

(a)(1)(G)	Form of Reminder E-mails to Employees of Expiration Date.

(a)(1)(H)	Form of Amendment to Stock Option Agreement and Promise to Make Cash Payment.

(b)	Not Applicable.

(d)(1)	1997 Stock Incentive Plan (filed as Appendix D to ACS’ Joint Proxy Statement on Schedule 14A filed on November 14, 1997) incorporated herein by reference.

Exhibit Number	Description
(d)(2)	Amendment No. 1 to 1997 Stock Incentive Plan, dated as of October 28, 2004 (filed as Exhibit 4.6 to ACS’ Registration Statement on Form S-8, filed on December 6, 2005) incorporated herein by reference.

(d)(3)	Form of Stock Option Agreement (filed as Exhibit 10.17 to ACS’ Annual Report on Form 10-K, filed on September 13, 2005) incorporated herein by reference.

(d)(4)	Voting Agreement between Darwin Deason and the Company dated February 9, 2006 (filed as Exhibit 9.1 to ACS’ Quarterly Report on Form 10-Q, filed on February 9, 2006) incorporated herein by reference.

(d)(5)	Waiver Agreement among the Company, Cerberus Capital Management, L.P. and Darwin Deason dated June 10, 2007 (filed as Exhibit 99.2 to ACS’ Current Report on Form 8-K, filed on June 11, 2007) incorporated herein by reference.

(d)(6)	Exclusivity Agreement between Darwin Deason and Cerberus Capital Management, L.P. dated March 20, 2007 (filed as Exhibit 99.3 to ACS’ Current Report on Form 8-K, filed on June 11, 2007) incorporated herein by reference.

(g)	Not Applicable.

(h)	Not Applicable.
Item 13. Information Required by Schedule 13E-3.
(a) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AFFILIATED COMPUTER SERVICES, INC.
/s/ William L. Deckelman, Jr.
William L. Deckelman, Jr.,
Executive Vice President, Secretary and General Counsel

Date: June 18, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend Eligible Options, dated June 18, 2007.

(a)(1)(B)	Letter from Lynn Blodgett, dated June 18, 2007.

(a)(1)(C)	Election Form.

(a)(1)(D)	Withdrawal Form.

(a)(1)(E)	E-mail from Lynn Blodgett, dated June 18, 2007.

(a)(1)(F)	Form of Acknowledgment of Receipt of Election Form/Withdrawal Form.

(a)(1)(G)	Form of Reminder E-mails to Employees of Expiration Date.

(a)(1)(H)	Form of Amendment to Stock Option Agreement and Promise to Make Cash Payment.

(b)	Not Applicable.

(d)(1)	1997 Stock Incentive Plan (filed as Appendix D to ACS’ Joint Proxy Statement on Schedule 14A filed on November 14, 1997) incorporated herein by reference.

(d)(2)	Amendment No. 1 to 1997 Stock Incentive Plan, dated as of October 28, 2004 (filed as Exhibit 4.6 to ACS’ Registration Statement on Form S-8, filed on December 6, 2005) incorporated herein by reference.

(d)(3)	Form of Stock Option Agreement (filed as Exhibit 10.17 to ACS’ Annual Report on Form 10-K, filed on September 13, 2005) incorporated herein by reference.

(d)(4)	Voting Agreement between Darwin Deason and the Company dated February 9, 2006 (filed as Exhibit 9.1 to ACS’ Quarterly Report on Form 10-Q, filed on February 9, 2006) incorporated herein by reference.

(d)(5)	Waiver Agreement among the Company, Cerberus Capital Management, L.P. and Darwin Deason dated June 10, 2007 (filed as Exhibit 99.2 to ACS’ Current Report on Form 8-K, filed on June 11, 2007) incorporated herein by reference.

(d)(6)	Exclusivity Agreement between Darwin Deason and Cerberus Capital Management, L.P. dated March 20, 2007 (filed as Exhibit 99.3 to ACS’ Current Report on Form 8-K, filed on June 11, 2007) incorporated herein by reference.

(g)	Not Applicable.

(h)	Not Applicable.